U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                          UNIVERSAL MONEY CENTERS, INC.
                                  (registrant)

                                     1-8460
                               (SEC FILE NUMBER)

                                    913756102
                                 (CUSIP Number)


[   ]  Form 10-K and Form 10-KSB    [   ]  Form 20-F       [   ] Form 11-K
      [X] Form 10-Q and Form 10-QSB     [   ] Form N-SAR

      For Period Ended:   July 31, 2002
                        --------------------------------------

[     ]  Transition Report on Form 10-K
[     ]  Transition Report on Form 20-F
[     ]  Transition Report on Form 11-K
[     ]  Transition Report on Form 10-Q
[     ]  Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________________
________________________________________________________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:       Not Applicable
________________________________________________________________________________

Part I - Registrant Information
________________________________________________________________________________

      Full Name of Registrant:                 Universal Money Centers, Inc.
                                               ---------------------------------
      Former Name if Applicable:               Not Applicable
                                               ---------------------------------
      Address of Principal Executive Officer:  6800 Squibb Road
                                               ---------------------------------
                                                      (Street and Number)
                                               Mission, KS 66202
                                               ---------------------------------
                                                  (City, State and Zip Code)

________________________________________________________________________________

Part II - Rules 12b-25(b) and (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)  The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached, if applicable.
________________________________________________________________________________

Part III - Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      The financial statements of Universal Money Centers, Inc. (the "Company") for fiscal quarter ended July 31, 2002 and Management Discussion and Analysis have not yet been completed because the reporting staff have been busy addressing operational matters and preparing officer certifications required under the Sarbanes-Oxley Act of 2002.

      The above has made completion of the financial statements of the Company very complicated, expensive and time consuming.
________________________________________________________________________________

Part IV - Other Information
________________________________________________________________________________

      (1) Name and telephone number of person to contact in regard to this notification.

           Christopher Greek              913-831-2055
           --------------------           ---------------------------
           (Name)                         (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                               [ X ]  Yes      [   ]   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X]  Yes        [  ]   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment I.


                         Universal Money Centers, Inc.
                         -----------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 16, 2002                  By:   /s/ David S. Bonsal
                                               --------------------
                                          David S. Bonsal,
                                          Chairman of the Board and Chief
                                          Executive Officer

                                  ATTACHMENT I
                                  ------------

      Revenues will be down by approximately $505,000 for the six months ended July 31, 2002 in comparison with the same period last year as a result of the loss of six banking clients during fiscal year ended January 31, 2002. The loss of revenues has been partially offset by an increase in Company-owned ATMs placed in other locations. The revenues generated by these newly placed ATMs only partially offset the loss of revenues because revenues generated from newly placed ATMs are typically lower than can be expected once the ATM has been in place for several months. The loss of revenues will also be partially offset by a reduction in cost of revenues resulting from lower transaction costs, such as interchange rebates and network processing costs, resulting from the loss of these banking clients. Costs of revenues decreased by approximately $217,500 when comparing the two periods.

      Attached is the Company's draft Consolidated Statement of Operations for the three and six months ended July 31, 2002 and July 31, 2001.

                          UNIVERSAL MONEY CENTERS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

           THREE MONTHS AND SIX MONTHS ENDED JULY 31, 2002 AND 2001

                                   (UNAUDITED)



                                               Three Months Ended July 31,   Six Months Ended July 31,
                                                  2002           2001            2002          2001
                                                  ----           ----            ----          ----

NET REVENUES                                 $  2,106,064   $  2,416,768     4,069,098    $  4,574,184

COST OF REVENUES                                1,706,958      1,872,805     3,388,221       3,605,744
                                             ------------   ------------     ---------    ------------

GROSS PROFIT                                      399,106        543,963       680,877         968,440

OPERATING EXPENSES                                418,571        463,973      819,454          882,466
                                             ------------   ------------     ---------    ------------

INCOME FROM OPERATIONS                            (19,465)        79,990     (138,577)          85,974
                                             ------------   ------------     ---------    ------------

OTHER INCOME (EXPENSE)
    Interest income                                 6,569         22,526       18,672           41,800
    Interest expense                              (25,351)       (26,330)     (53,016)         (55,034)
    Other                                          (7,320)            --       (7,320)              --
                                             ------------   ------------     ---------    ------------
                                                  (26,101)        (3,804)     (41,664)         (13,234)
                                             ------------   ------------     ---------    ------------

INCOME (LOSS) BEFORE INCOME TAXES                 (45,567)        76,186     (180,241)          72,740

PROVISION FOR INCOME TAXES                             --             --           --               --
                                             ------------   ------------     ---------    ------------

NET INCOME (LOSS)                                 (45,567)  $     76,186     (180,241)     $    72,740
                                             ============   ============     =========    ============

BASIC AND DILUTED EARNINGS (LOSS)
PER SHARE                                    $     (0.011)  $      0.019  $    (0.044)     $     0.018
                                             ============   ============  ============    ============


WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING                    [          ]      4,063,067   [         ]       4,050,871
                                             ============   ============  ============    ============


